2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING FURTHER EXTENDS DEADLINE FOR FORMER
EUROZINC SHAREHOLDERS TO FILE TAX ELECTION FORMS

March 14, 2007 (TSX: LUN, SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announced today that the deadline for shareholders of the predecessor company, EuroZinc Mining Corporation, to file tax election forms has been extended again. Shareholders now have until April 30, 2007 to file the tax election forms.

The exchange of EuroZinc shares for Lundin Mining shares and cash is considered a taxable event for Canadian income tax purposes. However, it is possible to defer some or all of any tax resulting from the share exchange by filing, jointly with Lundin Mining, a Tax Election Form, and submitting the Tax Election Form to the Canada Revenue Agency.

Some shareholders will not need to file a Tax Election Form. If you meet any of the following criteria you are not required to file a Tax Election Form:

  You are a non-resident of Canada (certain exceptions apply)

  You held all of your EuroZinc shares in an RRSP, RRIF, RESP, RPP or other tax-exempt plan

  You realized a tax loss as a result of the disposition of your EuroZinc shares

Shareholders choosing to file a Tax Election Form should go to the website, www.ezmluntaxes.com, which has been re-activated, and download the Tax Election Form and related instructions. You will also be able to complete the Tax Election Form electronically at this website.

If you have any questions in respect to the Tax Election Process, please call 1-877-806-7282 (or in Vancouver 604-806-7282).